EXHIBIT 12

Radian Group Inc.

Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends

	2010	2009	2008	2007	2006
Net (loss) earnings	$(1,805,867)	$(147,879)	$(410,579)	$(1,290,299)	$582,172
Federal and state income tax provision (benefit)	226,189	(94,401)	(263,550)	(778,616)	231,097

(Loss) earnings before income taxes	(1,579,678)	(242,280)	(674,129)	(2,068,915)	813,269
Equity in net (income) loss of affiliates	(14,668)	(33,226)	(59,797)	416,541	(256,993)
Distributed income from equity investees	29,498	11,040	35,460	51,512	150,609

Net (loss) earnings	(1,564,848)	(264,466)	(698,466)	(1,600,862)	706,885

Fixed charges:
Interest	41,777	46,010	53,514	53,068	48,149
One-Third of all rentals (2)	1,621	2,496	2,529	2,746	3,255

Fixed charges	43,398	48,506	56,043	55,814	51,404
Preferred dividends	0	0	0	0	0

Fixed charges and preferred dividends	43,398	48,506	56,043	55,814	51,404
Net (loss) earnings and fixed charges	$(1,521,450)	$(215,960)	$(642,423)	$(1,545,048)	$758,289

Net (loss) earnings, fixed charges and preferred dividends	$(1,521,450)	$(215,960)	$(642,423)	$(1,545,048)	$758,289

Ratio of net (loss) earnings and fixed charges to fixed charges	(1)	(1)	(1)	(1)	14.8x
Ratio of net (loss) earnings, fixed charges and preferred stock dividends to fixed charges and preferred stock dividends	(1)	(1)	(1)	(1)	14.8x

(1)	For the periods ended December 31, 2010, 2009, 2008 and 2007, earnings were not adequate to cover fixed charges in the amount of $1,521,450, $215,960, $642,423 and $1,545,048, respectively.
(2)	Interest on tax accruals that are non-third party indebtedness are excluded from the calculation.